STATEMENT OF INVESTMENTS

Dreyfus Municipal Income, Inc.
December 31, 2006 (Unaudited)

Long-Term Municipal Investments--156.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--8.7%				
Jefferson County, Limited Obligation School Warrants	5.50	1/1/21	4,000,000	4,369,800
Jefferson County, Sewer Revenue, Capital Improvement (Insured; FGIC)	5.75	2/1/09	7,500,000 a	7,890,225
The Board of Trustees of the University of Alabama, HR (University of Alabama at Birmingham) (Insured; MBIA)	5.88	9/1/10	4,620,000 a	5,011,314
Alaska--3.5%				
Alaska Housing Finance Corp., General Mortgage Revenue (Insured; MBIA)	6.05	6/1/39	6,845,000	7,039,740
Arkansas--1.6%				
Independence County, PCR (Entergy Arkansas Inc. Project)	5.00	1/1/21	3,000,000	3,091,170
California--14.2%				
ABAG Financial Authority for Nonprofit Corps., Insured Revenue, COP (Odd Fellows Home of California)	6.00	8/15/24	5,000,000	5,104,700
California Department of Veteran Affairs, Home Purchase Revenue	5.20	12/1/28	5,000,000	5,003,400
California Educational Facilities Authority, Revenue (Mills College)	5.00	9/1/34	2,000,000	2,069,860
California Health Facilities Financing Authority, Revenue (Sutter Health)	6.25	8/15/35	2,500,000	2,740,350
California Housing Finance Agency, Home Mortgage Revenue	4.80	8/1/36	2,500,000	2,524,300
California Statewide Communities Development Authority, COP (Catholic Healthcare West)	6.50	7/1/10	3,545,000 a	3,913,857
California Statewide Communities Development Authority, COP (Catholic Healthcare West)	6.50	7/1/20	1,455,000	1,588,293
Chabot-Las Positas Community College District, GO (Insured; AMBAC)	0.00	8/1/32	6,000,000	1,738,440
Golden State Tobacco Securitization Corp., Tobacco				

Settlement Asset-Backed Bonds	7.80	6/1/42	3,000,000	3,662,910
Colorado--10.3%				
Colorado Springs,				
HR	6.38	12/15/10	2,835,000 a	3,130,974
Colorado Springs,				
HR	6.38	12/15/30	2,890,000	3,148,799
Denver City and County,				
Special Facilities Airport				
Revenue (United Airlines				
Project)	6.88	10/1/32	2,480,000	2,565,560
University of Northern Colorado				
Board of Trustees, Auxiliary				
Facilities System Revenue				
(Insured; FSA)	5.16	6/1/35	11,000,000 b,c	11,662,585
District of Columbia--1.4%				
District of Columbia,				
Revenue (Catholic University				
America Project) (Insured;				
AMBAC)	5.63	10/1/29	2,080,000	2,195,918
District of Columbia Housing				
Finance Agency, SFMR				
(Collateralized: FHA, FNMA,				
GNMA and GIC; Trinity Funding)	7.45	12/1/30	580,000	590,051
Florida--1.4%				
Orange County Health Facilities				
Authority, HR (Orlando				
Regional Healthcare System)	6.00	10/1/09	30,000 a	32,106
Orange County Health Facilities				
Authority, HR (Orlando				
Regional Healthcare System)	6.00	10/1/26	1,470,000	1,556,495
South Lake County Hospital				
District, Revenue (South Lake				
Hospital Inc.)	5.80	10/1/34	1,095,000	1,142,961
Georgia--.5%				
Milledgeville and Baldwin County				
Development Authority, Revenue				
(Georgia College and State				
University Foundation Property				
III, LLC Student Housing				
System Project)	5.25	9/1/19	1,000,000	1,064,970
Illinois--10.3%				
Chicago				
(Insured; FGIC)	6.13	7/1/10	3,685,000 a	4,013,739
Chicago				
(Insured; FGIC)	6.13	7/1/10	315,000 a	343,101
Illinois Development Finance				
Authority, Revenue (Community				
Rehabilitation Providers				
Facilities Acquisition Program)	8.75	3/1/10	65,000	65,274
Illinois Health Facilities				
Authority, Revenue (Advocate				
Health Care Network)	6.13	11/15/10	5,800,000 a	6,301,294

Illinois Health Facilities Authority, Revenue (OSF Healthcare System)	6.25	11/15/09	7,000,000 a	7,567,630
Illinois Health Facilities Authority, Revenue (Swedish American Hospital)	6.88	5/15/10	2,000,000 a	2,197,440
Indiana--1.4%				
Franklin Township School Building Corp., First Mortgage	6.13	7/15/10	2,500,000 a	2,747,025
Kansas--1.3%				
Unified Government of Wyandotte County/Kansas City, Tax-Exempt Sales Tax Special Tax Obligation Revenue (Redevelopment Project Area B)	5.00	12/1/20	2,500,000	2,604,925
Maryland--4.9%				
Maryland Economic Development Corp., Student Housing Revenue (University of Maryland, College Park Project)	5.63	6/1/13	2,000,000 a	2,223,660
Maryland Health and Higher Educational Facilities Authority, Revenue (The Johns Hopkins University Issue)	6.00	7/1/09	7,000,000 a	7,474,390
Massachusetts--9.1%				
Massachusetts Bay Transportation Authority, Assessment Revenue	5.00	7/1/14	5,000,000 a	5,434,550
Massachusetts Development Finance Agency, SWDR (Dominion Energy Brayton Point Issue)	5.00	2/1/36	2,000,000	2,066,880
Massachusetts Health and Educational Facilities Authority, Healthcare System Revenue (Covenant Health Systems Obligated Group Issue)	6.00	7/1/31	2,500,000	2,715,075
Massachusetts Housing Finance Agency, SFHR	5.00	12/1/31	2,500,000	2,571,500
Massachusetts Industrial Finance Agency, Water Treatment Revenue (Massachusetts-American Hingham Project)	6.95	12/1/35	5,235,000	5,236,937
Michigan--3.5%				
Hancock Hospital Finance Authority, Mortgage Revenue (Portgage Health) (Insured; MBIA)	5.45	8/1/08	2,200,000 a	2,252,778
Michigan Strategic Fund, SWDR (Genesee Power Station Project)	7.50	1/1/21	4,785,000	4,784,904
Minnesota--1.4%				
Minnesota Agricultural and				

Economic Development Board, Health Care System Revenue (Fairview Health Care Systems)	6.38	11/15/10	2,420,000 a	2,671,801
Minnesota Agricultural and Economic Development Board, Health Care System Revenue (Fairview Health Care Systems)	6.38	11/15/29	80,000	86,649
Mississippi--3.0%				
Mississippi Business Finance Corp., PCR (System Energy Resources, Inc. Project)	5.88	4/1/22	6,000,000	6,000,720
Missouri--4.1%				
Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Project)	5.00	6/1/35	2,500,000	2,568,200
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (BJC Health System)	5.25	5/15/32	2,500,000	2,641,250
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (Saint Anthony's Medical Center)	6.25	12/1/10	2,500,000 a	2,749,925
Missouri Housing Development Commission, SFMR (Homeownership Loan Program) (Collateralized: FNMA and GNMA)	6.30	9/1/25	180,000	181,883
Nevada--2.2%				
Clark County, IDR (Southwest Gas Corp. Project) (Insured; AMBAC)	6.10	12/1/38	4,000,000	4,316,200
New Jersey--.9%				
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.50	6/15/31	1,610,000	1,707,695
New Mexico--2.4%				
Farmington, PCR (Public Service Co. of New Mexico San Juan Project)	6.30	12/1/16	3,000,000	3,064,770
New Mexico Mortgage Finance Authority, Single Family Mortgage Program (Collateralized: FHLMC and GNMA)	6.85	9/1/31	1,660,000	1,685,481
New York--2.3%				
Long Island Power Authority, Electric System Revenue	5.00	9/1/27	1,500,000	1,567,785
New York State Dormitory Authority, Catholic Health Services of Long Island Obligated Group Revenue (Saint				

Francis Hospital Project)	5.00	7/1/27	2,930,000	3,027,159
North Carolina--3.2%				
Gaston County Industrial Facilities and Pollution Control Financing Authority, Exempt Facilities Revenue (National Gypsum Co. Project)	5.75	8/1/35	1,500,000	1,608,375
North Carolina Eastern Municipal Power Agency, Power System Revenue	5.13	1/1/26	3,000,000	3,128,970
North Carolina Housing Finance Agency, Home Ownership Revenue	6.25	1/1/29	1,525,000	1,573,525
Ohio--4.7%				
Cuyahoga County, Hospital Improvement Revenue (The Metrohealth System Project)	6.13	2/15/09	5,000,000 a	5,305,650
Ohio Housing Finance Agency, Residential Mortgage Revenue (Collateralized; GNMA)	5.75	9/1/30	105,000	105,811
Rickenbacker Port Authority, Capital Funding Revenue (OASBO Expanded Asset Pooled)	5.38	1/1/32	3,590,000	4,026,724
Oklahoma--1.3%				
Oklahoma Development Finance Authority, Revenue (Saint John Health System)	6.00	2/15/29	2,500,000	2,627,800
Pennsylvania--7.8%				
Delaware County Industrial Development Authority, Water Facilities Revenue (Aqua Pennsylvania, Inc. Project) (Insured; FGIC)	5.00	11/1/38	3,375,000	3,541,927
Pennsylvania Economic Development Financing Authority, RRR (Northampton Generating Project)	6.60	1/1/19	3,500,000	3,539,165
Sayre Health Care Facilities Authority, Revenue (Guthrie Health)	5.88	12/1/31	7,750,000	8,393,715
South Carolina--10.9%				
Lancaster Educational Assistance Program, Inc., Installment Purchase Revenue (The School District of Lancaster County, South Carolina, Project)	5.00	12/1/26	5,000,000	5,171,600
Medical University of South Carolina, Hospital Facilities Revenue	6.00	7/1/09	2,500,000 a	2,667,550
Piedmont Municipal Power Agency, Electric Revenue	5.25	1/1/21	3,500,000	3,567,655
Securing Assets for Education,				

Installment Purchase Revenue (Berkeley County School District Project)	5.13	12/1/30	2,500,000	2,641,275
Tobacco Settlement Revenue Management Authority, Tobacco Settlement Asset-Backed Bonds	6.38	5/15/28	2,900,000	3,147,544
Tobacco Settlement Revenue Management Authority, Tobacco Settlement Asset-Backed Bonds	6.38	5/15/30	3,750,000	4,402,950
Texas--13.3%				
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Joint Revenue Improvement (Insured; FSA)	5.00	11/1/35	2,500,000	2,538,800
Gregg County Health Facilities Development Corp., HR (Good Shephard Medical Center Project) (Insured; Radian)	6.38	10/1/10	2,500,000 a	2,750,400
Harris County Health Facilities Development Corp., HR (Memorial Hermann Healthcare System)	6.38	6/1/11	3,565,000 a	3,977,827
Industrial Development Corp. of Port of Corpus Christi, Revenue (Valero Refining and Marketing Co. Project)	5.40	4/1/18	2,350,000	2,428,560
Port of Corpus Christi Authority of Nueces County, Revenue (Union Pacific Corp. Project)	5.65	12/1/22	4,500,000	4,714,470
Sabine River Authority, PCR (TXU Energy Co. LLC Project)	6.15	8/1/22	2,500,000	2,716,325
Texas (Veterans Housing Assistance Program) (Collateralized; FHA)	6.10	6/1/31	7,000,000	7,377,230
Utah--.1%				
Utah Housing Finance Agency, Single Family Mortgage (Collateralized; FHA)	6.00	1/1/31	235,000	239,315
Vermont--1.1%				
Vermont Educational and Health Buildings Financing Agency, Revenue (Saint Michael's College Project)	6.00	10/1/28	1,500,000	1,676,430
Vermont Housing Finance Agency, Single Family Housing (Insured; FSA)	6.40	11/1/30	505,000	508,818
Washington--2.7%				
Washington Higher Educational Facilities Authority, Revenue (Whitman College)	5.88	10/1/09	5,000,000 a	5,301,600

West Virginia--3.8%				
Braxton County, SWDR (Weyerhaeuser Co. Project)	5.80	6/1/27	7,450,000	7,628,651
Wisconsin--5.1%				
Badger Tobacco Asset Securitization Corp., Tobacco Settlement Asset-Backed Bonds	7.00	6/1/28	2,500,000	2,824,550
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Health Care, Inc,)	5.60	2/15/29	4,975,000	5,159,921
Wisconsin Health and Educational Facilities Authority, Revenue (Marshfield Clinic)	5.38	2/15/34	2,000,000	2,121,100
Wyoming--.8%				
Sweetwater County, SWDR (FMC Corp. Project)	5.60	12/1/35	1,500,000	1,594,590
U.S. Related--13.5%				
Puerto Rico Highway and Transportation Authority, Transportation Revenue (Insured; MBIA)	5.97	7/1/38	8,000,000 b,c	8,202,920
Puerto Rico Highway and Transportation Authority, Transportation Revenue (Insured; MBIA)	5.97	7/1/38	10,000,000 b,c	10,253,650
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue (Insured; AMBAC)	5.80	7/1/15	8,000,000 b,c	8,196,800
Total Long-Term Municipal Investments (cost $292,952,947)				**311,371,591**

Short-Term Municipal Investments--1.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alaska--.1%				
Valdez, Marine Terminal Revenue, Refunding (Exxon Pipeline Co. Project)	3.90	1/1/07	200,000 d	200,000
Montana--.2%				
Montana Facility Finance Authority, Revenue (Sisters of Charity of Leavenworth Health System) (Liquidity Facility; JPMorgan Chase Bank)	4.00	1/1/07	350,000 d	350,000
Pennsylvania--.6%				
Delaware County Industrial Development Authority, PCR (BP Oil Inc. Project)	3.98	1/1/07	100,000 d	100,000
Geisinger Authority, Health System Revenue (Geisinger Health System) (Liquidity Facility; Wachovia Bank)	3.98	1/1/07	1,200,000 d	1,200,000

Tennessee--.1%				
Clarksville Public Building Authority, Pooled Financing Revenue (Tennessee Municipal Bond Fund) (LOC; Bank of America)	4.00	1/1/07	100,000 d	100,000
Utah--.2%				
Weber County, HR (IHC Health Services) (Liquidity Facility; Westdeutsche Landesbank)	4.00	1/1/07	450,000 d	450,000
Total Short-Term Municipal Investments (cost $2,400,000)				**2,400,000**
Total Investments (cost $295,352,947)			**157.9%**	**313,771,591**
Liabilities, Less Cash and Receivables			**(7.6%)**	**(15,071,882)**
Preferred Stock, at redemption value			**(50.3%)**	**(100,000,000)**
Net Assets Applicable to Common Shareholders			**100.0%**	**198,699,709**

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Collateral for floating rate borrowings.

c Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2006, these securities amounted to $38,315,955 or 19.3% of net assets applicable to common shareholders.

d Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation

MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment In Lieu Of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance